SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on results of the purchasing program of treasury stock (Wednesday, September 20, 2006)

2.	Notice on purchase of shares on market (Wednesday, September 20, 2006)

3.	Notice on filing of Annual Report on Form 20-F for the year ended March 31, 2006 (Wednesday, September 27, 2006)

4.	Notice on dissolution of Kubota Construction Co., Ltd. (Thursday 28, 2006)

5.	Notice of Change of Management (Friday 29, 2006)

September 20, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on results of the purchasing program of treasury stock

Please be advised that the purchasing program of treasury stock established at the Board of Directors’ Meeting on June 23, 2006 pursuant to Article 156 of the Corporate Law after applying the regulations of Article 165 Paragraph 3 of said Law has expired, and the results are as follows.

1. Results of purchase of treasury stock

(1) Term of purchase:	From June 26, 2006 to September 19, 2006

(2) Total number of shares purchased:	4,700,000 shares (0.4% of the total numbers of shares issued)

(3) Total amount of shares purchased:	¥ 4,371,000,000

(4) Method of purchase:	Purchase on the market at Tokyo Stock Exchange

(Reference)

Details of resolution at the Board of Directors’ Meeting held on June 23, 2006.

Type of shares to be purchased:	Shares of common stock of Kubota Corporation

Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)

Amount of shares to be purchased:	Not exceeding ¥11 billion

Term of validity:	From June 26, 2006 to September 19, 2006

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

September 20, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of shares on market

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on September 20, 2006 that the Company would execute purchase of its shares on market, pursuant to Article 156 of the Corporate Law after applying the regulations of Article 165 Paragraph 3 of said Law.

1. Purpose for the purchase of shares

The Company will purchase shares of treasury stock in order to create more value per share, as a part of returning profit to shareholders.

2. Details of purchase of shares

1) Type of shares to be purchased:	Shares of common stock of the Company

2) Number of shares to be purchased:	Not exceeding 5 million shares
(0.4 % of total number of shares issued)

3) Amount of shares to be purchased:	Not exceeding ¥5 billion

4) Term of validity:	From September 21, 2006 to December 14, 2006

(Reference)

The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of September 20, 2006

Total number of shares issued except treasury stock:	1,295,169,180 shares
The number of treasury stock:	4,700,000 shares

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

September 27, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on filing of Annual Report on

Form 20-F for the year ended March 31, 2006

Osaka, Japan, September 27, 2006 — Kubota Corporation (“Kubota”) [NYSE symbol: KUB] has filed with the Securities and Exchange Commission its annual report on Form 20-F for the year ended March 31, 2006. Kubota’s website address (in the English language), from which the annual report on Form 20-F can be accessed, is http://www.kubota.co.jp/ir/english/library/annual/index.html. Kubota’s shareholders (including holders of Kubota’s American Depositary Shares) may receive hard copies of its Annual Report 2006 for the year ended March 31, 2006, which contains Kubota’s most recent audited consolidated financial statements, free of charge upon request. Such request should be made to the contact address.

End of document

September 28, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on dissolution of Kubota Construction Co., Ltd.

Please be advised that Kubota Construction Co., Ltd.(hereinafter “Kubota Construction”), which is a wholly-owned subsidiary of Kubota Corporation (hereinafter “the Company”), resolved at the Board of Directors’ Meeting held on September 28, 2006 that it should be dissolved at the end of September 30, 2006 as follows.

1. Background

Kubota Construction formulated the plan of restructuring its businesses on March 30, 2006 as follows.

(1) Kubota Construction would discontinue receiving orders from national and local governments and transfers its businesses, in which Kubota Construction has competitive unique technological skills, and the businesses in overseas market to another subsidiary of the Company.

(2) After completion of the plan, Kubota Construction is to be liquidated.

After that, Kubota Construction transferred its businesses to another subsidiary of the Company on August 1, 2006. And Kubota Construction has almost completed disposition of its assets and liabilities. Accordingly, Kubota Construction decided to dissolve itself.

2. Profile of Kubota Construction

(1)Company’s Name	Kubota Construction Co., Ltd.

(2)Date of Foundation:	April, 1955

(3)Capital:	¥1.0 billion (100% owned by the Company)

(4)Head Office:	3-1-3 Nihonbashi-muromachi, Chuo-ku, Tokyo, Japan

(5)Principal:	Mr. Youichi Hirose, President and Representative Director

(6)Business:	Design and construction of water supply, sewerage systems, civil engineering, agricultural engineering works and architecture

(7)Net Sales:	¥23.1 billion (Fiscal year ended March 31, 2006)

3. Schedule

Dissolution of Kubota Construction is subject to the approval at the extra-ordinary general meeting of its shareholders to be held on September 29, 2006.

Kubota Construction will begin the process of liquidation immediately after the resolution, but the time of completion of liquidation is not scheduled at this time.

4. Financial outlook

Financial forecasts of the Company for the year ending March 31, 2007 remain unchanged from the released forecasts on May 12, 2006.

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

                This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

September 29, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on September 20, 2006 to change the title of a director effective from October 1, 2006 as follows:

1) Change of the title

Name	New Title	Current Title
Yoshihiro Fujio	Executive Vice President and Director	Executive Managing Director

Date of assuming office (scheduled): October 1, 2006

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: October 2, 2006	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department